                                                                    Exhibit 99.8

                            Contact:   Ira H. Stanley,
                   Vice President and Chief Financial Officer
                                 (937) 291-8282
                              istanley@mcsinet.com


                              FOR IMMEDIATE RELEASE


                        MCSI COMMENCES OFFER TO EXCHANGE
                    0.2259 MCSI SHARES FOR EACH ZENGINE SHARE

DAYTON, OHIO-October 17, 2001 -- MCSi, Inc. (NASDAQ: MCSI) announced today that it has commenced an offer to exchange 0.2259 shares of its common stock for each share of common stock of Zengine, Inc. (NASDAQ: ZNGN) that it does not already own. Cash will be paid in lieu of fractional shares of MCSi. MCSi currently owns approximately 58.5% of the outstanding shares of Zengine. The offer expires at 5:00 p.m., New York City time, on Friday, November 16, 2001, unless extended.

The offer is not conditioned on any minimum number of shares being validly tendered. If at least 4,605,640 or 31.5% of the outstanding shares of Zengine are tendered, so that, when aggregated with the shares owned by MCSi, MCSi would own 90% or more of all Zengine shares then outstanding, MCSi intends to engage in a "short form" merger with Zengine pursuant to which non-tendering Zengine stockholders would receive the same consideration as being offered in the tender offer. There are 14,614,519 shares of Zengine common stock outstanding, of which 6,067,092 are publicly held. There are other conditions to the offer. MCSi and Zengine have entered into an agreement dated October 4, 2001 with respect to the offer and merger.

In accordance with the rules of the Securities and Exchange Commission, MCSi is filing with the SEC and will be disseminating to Zengine stockholders exchange offer materials. These materials can be obtained, when available, from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 or toll free (800) 322-2885 or William Blair & Company, the dealer manager for the offer, 222 West Adams Street, Chicago Illinois 60606, (312) 236-1600 or toll free (800) 621-0687
(ext. 8677 or 5387).

About MCSi

MCSi has emerged as the nation's leading systems integrator of state-of-the-art presentation and broadcast facilities. MCSi's foresight and ability to converge three key industries: audio-visual systems, broadcast media and computer technology, combined with design-build and engineering expertise, computer networking and configuration services, an extensive product line, and quality technical support services, has given MCSi a distinct advantage in the systems integration marketplace and has contributed to the dramatic growth of the Company.


                                     -More-

MCSi's scalable solutions address clients at every level of the business transaction continuum. Products and services are available directly through the Company and its sales specialists, many of whom provide enterprise-wide solutions and/or work exclusively with clients on strategic and strong relationships maintained with manufacturers and technology leaders. With the largest selection of audio-visual/presentation, computer, and office automation products and the legacy of technical support and field service in more than 118 locations across the U.S.A. and Canada, MCSi's customers are provided with a unique value that extends beyond the product. MCSi's products are also provided over a robust business-to-business e-commerce platform powered by its affiliate, Zengine, Inc. (Nasdaq:ZNGN - news). Additional information regarding MCSi can be obtained at www.mcsinet.com (but is not part of this release).

The matters discussed in this press release which are not historical facts contain forward-looking information with respect to plans, projections or future performance of MCSi, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends, actions of competitors, MCSi's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, risks relating to international operations, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect MCSi's business, is set forth in MCSi's Form 10-K for the year ended December 31, 2000 and its Form 10-Q for the quarter ended June 30, 2001.

                                      -END-